Exhibit 99.(d)(25)(ii)

Schedule A
to the
Sub-Advisory Agreement
Between
Brinker Capital Investments
and
Seix Investment Advisors, a division of Virtus Fixed Income Advisers, LLC
As of September 24, 2020, as amended on November ____, 2023

The following fee schedule shall be effective as of December 1, 2023:

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Municipal Fixed Income Fund	Tax-Exempt Strategies – Intermediate Total Return	[*****] [*****] [*****] [*****] [*****] [*****]

THE ADVISER:

ORION PORTFOLIO SOLUTIONS, LLC D.B.A BRINKER CAPITAL INVESTMENTS

By:	/s/ Kylee Beach

Name:	Kylee Beach

Title:	General Counsel & Secretary

THE SUB-ADVISER:

SEIX INVESTMENT ADVISORS, A DIVISION OF VIRTUS FIXED INCOME ADVISERS, LLC

By:	/s/ Deirdre A. Dillon

Name:	Deirdre A. Dillon

Title:	Chief Compliance Officer & AMLCO